First California Financial Group, Inc. 10-K
EXHIBIT 21.1

Subsidiaries of First California Financial Group, Inc.
(as of December 31, 2012)

First California Bank, a California state charter bank

First California Capital Trust I, a Delaware statutory trust

FCB Statutory Trust I, a Delaware statutory trust

SC Financial, a California corporation